Exhibit 99.1

QIWI Announces Results of an Extraordinary General Meeting of Shareholders

NICOSIA, CYPRUS – February 2, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech and digital marketing services, today announced that resolutions proposed at QIWI’s 2024 Extraordinary General Meeting of Shareholders (the “EGM”) held on February 1, 2024, have been approved.

The total number of Class A shares eligible to vote at the EGM was 10,413,522 with a total of 104,135,220 voting rights; the total number of Class B shares was 52,299,453 with a total of 52,299,453 voting rights. Each Class A share carries ten votes and each Class B share carries one vote.

The following is a brief description of the matters voted upon at the EGM of the Company held on February 1, 2024:

•	To appoint PAPAKYRIACOU & PARTNERS LIMITED, an independent registered public accounting firm in Cyprus, as the Company’s Auditor in accordance with the provisions of section 153 of the Cyprus Companies Law, Cap. 113 to hold office from the conclusion of that extraordinary general meeting until the conclusion of the annual general meeting to be held in 2024 when they shall be eligible for re-election.

The final voting results on the item described above were as follows:

Brief description of the matter put to vote	Votes For	Votes Against	Abstained
To appoint PAPAKYRIACOU & PARTNERS LIMITED as the Company’s Auditor in accordance with the provisions of section 153 of the Cyprus Companies Law, Cap. 113	114,392,269	47,668	80,829

•	To authorize the Board of Directors of the Company to fix the Company’s Auditors’ remuneration at its discretion.

The final voting results on the item described above were as follows:

Brief description of the matter put to vote	Votes For	Votes Against	Abstained
To authorize the Board of Directors of the Company to fix the Company’s Auditors’ remuneration at its discretion.	114,229,732	96,993	191,184

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech and digital marketing services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in a changing world. We offer a wide range of products under several directions: payment and financial services for merchants and B2C clients across various digital use-cases, services in marketing automation and advertising technologies and several other investments in rapidly growing fintech businesses in the MENA, SEA, and EU.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global